WESTON FINANCIAL GROUP PROFIT SHARING PLAN AND TRUST

                                November 30, 1988
Weston Portfolios, Inc.
45 William Street
Wellesley, MA  02181

Dear Sir:
         The Weston Financial Group Profit Sharing Plan & Trust (the "Plan & Trust") proposes to invest $100,000 in Weston Portfolios, Inc. (the "Portfolios") on behalf of the plan, $50,000 will be invested in New Century Capital Portfolio and $50,000 will be invested in the New Century I Portfolio.

         We understand that the shares purchased in these transactions will be issued prior to the effective date of the Portfolios' registration statement under the Securities Act of 1933, and will therefore be deemed to be securities which are not freely marketable. Nevertheless, the shares will be readily redeemable on a continuous basis as open-end investment company shares. You have advised us that the staff of the SEC requires such initial "seed" money purchases in an investment company to be subject to an agreement that if any of the initial shares are fully amortized, the fund will retain from the redemption proceeds the proportionate share of the unamortized expenses then expected to be chargeable to such shares during the balance of the amortization period.

         As you know, this purchase is to be made by an ERISA investor. As trustees of the Plan & Trust, we do not believe that shares purchased by the ERISA entity should be subject to such a charge. In order to satisfy the SEC requirement without imposing a burden on the ERISA investor, the Portfolios' investment advisor has agreed to assume the financial obligation to bear this expense if it arises, and will promptly pay to the Portfolios the amount of any unamortized organizational expenses based upon the number of shares redeemed to the total number of shares then outstanding.

         Enclosed is a copy of a letter from the Advisor guaranteeing that such payment will be made to the portfolio immediately if any initial shares are redeemed.
                                Yours truly,
                                                         /S/ I.RICHARD HOROWITZ

                                /S/ JOSEPH ROBBAT, JR.   /S/ DOUGLAS A. BIGGAR

                                Douglas A. Biggar
                                Joseph Robbat, Jr.
                                I. Richard Horowitz
                                Trustees of the Weston Financial
                                Group Profit Sharing Plan and Trust